SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 2)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                        Everest Management, LLC (offeror)
                    Everest Properties II, LLC (other person)
                                (Filing Persons)
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                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                      Everest Properties II, LLC (Manager)
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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   Transaction Valuation: $940,000(1)      Amount of Filing Fee: $188.00(2)
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(1)  Calculated as the product of the number of Original Units on which the
     Offer is made and the gross cash price per Original Unit.

(2)  Already paid.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Checkthe following box if the filing is a final amendment reporting the results of the tender offer: [X]

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Management, LLC ("Everest" or the "Purchaser"), a California limited liability company, to purchase up to 940 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 is hereby supplemented as follows:

     The Offer expired pursuant to its terms at 5:00 p.m., Los Angeles time, on Friday, October 3, 2003. The Purchaser received 269 Original Units that were validly tendered and not withdrawn, all of which were accepted for payment. Once the Partnership has confirmed that the Original Units have been transferred to the Purchaser, as a result of the Offer, the Purchaser will own approximately 1.4% of the outstanding Original Units. Affiliates of the Purchaser, Millenium Management, LLC, Everest Properties, Inc., and Everest Investors 10, LLC, own 515 Original Units (2.7%), 202 Original Units (1.1%) and 1,807 Original Units (9.6%), respectively.


                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 2003




                                      EVEREST MANAGEMENT, LLC
                                      By: EVEREST PROPERTIES II, LLC,
                                          Manager

                                          By:  /S/ DAVID I. LESSER
                                               ------------------------
                                               David I. Lesser
                                               Executive Vice President



                                      EVEREST PROPERTIES II, LLC


                                      By: /S/ DAVID I. LESSER
                                          ------------------------
                                          David I. Lesser
                                          Executive Vice President